

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Tijin Song
Chief Executive Officer
China VTV Limited
New Times Centre
393 Jaffe Road, Suite 17A
Wan Chai, Hong Kong

> **Re: China VTV Limited**
> **Registration Statement on Form S-1**
> **Filed August 31, 2020**
> **File No. 333-248495**

Dear Mr. Song:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology